 Exhibit 99.2

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and 2020
(Unaudited)

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash	$26,024,604	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (note 5, 6)	4,991,503	4,475,751
Inventories	60,565	49,381
Prepaid expenses and deposits	1,889,614	254,230
	32,966,286	21,615,033
Non-current assets
Restricted cash	88,796	42,835
Property and equipment	181,508	215,835
Right of use assets	207,839	309,566
Intangible assets (note 7)	10,496,970	12,118,352
Goodwill (note 7)	6,934,842	6,976,096
Deferred tax assets	415,539	1,441,942
Total assets	$51,291,780	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,171,204	$5,305,600
Income tax payable	35,737	201,592
Share appreciation rights plan obligations (note 10)	–	126,503
Share based payment liability (note 10)	376,340	–
Derivative warrant liability (note 9)	2,452,332	–
Current portion of long-term debt (note 8)	1,195,476	1,486,136
Current portion of lease obligations (note 18)	48,403	113,218
Current portion of contract liabilities	991,448	1,252,957
	12,270,940	8,486,006
Non-current liabilities
Deferred tax liability	60,301	60,587
Long-term debt (note 8)	12,026,552	12,138,799
Long-term contingent consideration (note 4)	842,392	1,575,528
Long-term lease obligations (note 18)	197,674	240,981
Long-term contract liabilities	3,139	70,834
Other long-term liabilities	421,710	360,525
Total liabilities	25,822,708	22,933,260

Shareholders' Equity
Capital stock (note 10)	72,273,856	50,234,551
Contributed surplus	4,805,768	4,970,945
Accumulated other comprehensive loss	(245,405)	(78,906)
Deficit	(51,365,147)	(35,340,191)
Total liabilities and shareholders' equity	$51,291,780	$42,719,659

Subsequent events (Note 20)

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended September 30		Nine Months ended September 30,
	2021	2020 (note 2(b))	2021	2020 (note 2(b))
Revenue (note 15)	$7,086,357	$8,172,800	$23,532,391	$23,974,019
Cost of Sales	3,444,259	3,268,679	11,891,379	10,789,728
Gross Profit	3,642,098	4,904,121	11,641,012	13,184,291

Expenses (note 16)
Selling and administrative expenses	6,516,449	2,693,818	14,008,605	8,161,584
Research and development expenses	317,546	324,174	817,219	786,032
Stock based compensation (note 11)	859,119	106,536	7,632,906	637,514
Foreign exchange (gain) loss (note 19)	(445,978)	21,709	(77,252)	(285,191)
Depreciation	45,736	144,290	189,392	347,363
Amortization	989,215	1,216,245	3,282,037	3,290,852
	8,282,087	4,506,772	25,852,907	12,938,154
Income (loss) before undernoted items	(4,639,989)	397,349	(14,211,895)	246,137

Interest expense	(329,598)	(371,699)	(996,611)	(4,442,669)
Accretion and other financing costs (note 8)	(236,309)	(317,192)	(755,970)	(881,752)
Gain (loss) on revaluation of conversion feature liability (note 8)	–	16,407	–	(1,175,145)
Loss on repayment of long-term debt (note 8)	–	–	–	(1,290,147)
Gain on contingent consideration (note 4)	80,252	87,071	66,977	87,071
Gain on revaluation of options (note 10)	501,974	–	501,974	–
Gain on revaluation of RSUs (note 10)	119,012	–	119,012	–
Gain on revaluation of the derivative warrant liability (note 9)	763,499	–	763,499	–
Restructuring costs	(35,072)	–	(395,324)	–
Business acquisition costs	(183,324)	–	(183,324)	–
Other income	2,226	583	10,520	688
	(3,957,329)	(187,481)	(15,081,142)	(7,455,817)

Current income tax recovery (expense)	42,562	(228,418)	41,204	(672,693)
Deferred income tax recovery (expense)	55,262	82,892	(985,018)	82,892
Income tax recovery (expense)	97,824	(145,526)	(943,814)	(589,801)
Net loss for the period	$(3,859,505)	$(333,007)	$(16,024,956)	$(8,045,618)
Exchange loss on translating foreign operations	(432,533)	(24,485)	(166,499)	(174,811)
Comprehensive loss for the period	$(4,292,038)	$(357,492)	$(16,191,455)	$(8,220,429)

Net loss per share (note 12)
Basic	(0.15)	(0.02)	(0.63)	(0.46)
Diluted	(0.15)	(0.02)	(0.63)	(0.46)
Weighted average number of common shares outstanding - basic (note 12)	26,359,517	18,494,247	25,292,160	17,321,476
Weighted average number of common shares outstanding - diluted (note 12)	26,359,517	18,494,247	25,292,160	17,321,476

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars, unaudited)

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive loss for the period	–	–	–	(8,045,618)	(174,811)	(8,220,429)
Shares issued due to exercise of stock options (note 10)	92,500	129,983	(43,596)	–	–	86,387
Shares issued due to exercise of warrants (note 10)	1,154,759	1,859,963	81,467	–	–	1,941,430
Shares issued due to debenture conversion (note 8)	6,395,648	11,312,161	(80,963)	–	–	11,231,198
Stock-based compensation (note 11)	–	–	373,706	–	–	373,706
Balance at September 30, 2020 (note 2 (b))	$18,495,524	$35,290,044	$4,883,142	$(32,240,503)	$(309,869)	$7,622,814

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the period	–	–	–	(16,024,956)	(166,499)	(16,191,455)
Share issued due to registered direct offering (note 9)	4,235,294	13,572,259	–	–	–	13,572,259
Shares issued due to exercise of stock options (note 10)	203,333	393,313	(147,154)	–	–	246,159
Shares issued due to exercise of warrants (note 10)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Shares issued due to exercise of restricted share units (note 10)	724,686	5,325,354	(5,999,951)	–	–	(674,597)
Shares issued due to debenture conversion (note 8)	–	1,673	–	–	–	1,673
Stock-based compensation (note 11)	–	–	6,636,358	–	–	6,636,358
Balance at September 30, 2021	$29,878,618	$72,273,856	$4,805,768	$(51,365,147)	$(245,405)	$25,469,072

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States dollars, unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2(b))	2021	2020 (note 2(b))
Cash provided by (used in)
Operating activities
Net loss for the period	$(3,859,505)	$(333,007)	$(16,024,956)	$(8,045,618)
Items not affecting cash:
Depreciation	45,736	144,290	189,392	347,363
Amortization	989,215	1,216,245	3,282,037	3,290,852
Stock-based compensation (note 11)	859,119	106,536	7,632,906	637,514
(Gain) Loss on revaluation of conversion feature liability (note 8)	–	(16,407)	–	1,175,145
Loss on repayment of long-term debt (note 8)	–	–	–	1,290,147
Accretion and other financing expense (note 8)	236,309	317,192	755,970	881,752
Interest expense (note 8)	329,598	371,699	996,611	4,442,669
Income tax (recovery) expense	(97,824)	145,526	943,814	589,801
Gain on contingent consideration (note 4)	(80,252)	(87,071)	(66,977)	(87,071)
Gain on revaluation of options, RSUs, and derivative warrant liability	(1,384,485)	–	(1,384,485)	–
Payment of taxes	(113,853)	–	(113,853)	–
Other income	(2,226)	(583)	(10,520)	(688)
Foreign exchange (gain) loss (note 19)	(445,978)	21,709	(77,252)	(285,191)
Unrealized foreign exchange (gain) loss	(264,258)	(214,558)	86,627	(267,341)
Changes in non-cash operating working capital (note 13)	2,347,661	(1,701,378)	(1,150,406)	(514,708)
Cash provided by (used in) operating activities	(1,440,743)	(29,807)	(4,941,092)	3,454,626
Investing activities
Purchase of property and equipment	(20,520)	(60,084)	(62,767)	(181,710)
Business acquisitions	–	–	–	(4,411,500)
Earn out payment	(358,116)	(96,106)	(1,103,617)	(96,106)
Development costs related to internally generated intangible assets (note 7)	(556,463)	(418,489)	(1,657,771)	(1,116,605)
Change in restricted cash	3,632	(1,518)	(45,961)	(680)
Cash used in investing activities	(931,467)	(576,197)	(2,870,116)	(5,806,601)
Financing activities
Issuance of share capital and derivative warrants, net of placement agent fees	16,715,000	–	16,715,000	–
Issuance cost reimbursement	–	–	1,673	–
Proceeds from debt, net of issuance costs	–	–	–	4,566,945
Proceeds from exercise of stock options (note 10)	43,303	10,752	246,159	10,752
Proceeds from exercise of warrants (note 10)	–	–	2,092,276	1,859,963
Repayment of debt (note 8)	(215,850)	(259,302)	(825,398)	(573,684)
Repayment of lease obligations (note 18)	(20,428)	(68,619)	(126,383)	(263,221)
Payment of interest on debt (note 8)	(319,288)	(350,171)	(956,074)	(770,437)
Payment of interest on lease obligations (note 18)	(6,266)	(16,386)	(21,085)	(44,181)
Cash provided by (used in) financing activities	16,196,471	(683,726)	17,126,168	4,786,137
Net increase (decrease) in cash for the period	13,824,261	(1,289,730)	9,314,960	2,434,162
Cash, beginning of period	12,374,825	5,384,207	16,835,671	1,707,654
Effect of exchange rate changes on cash	(174,482)	47,795	(126,027)	456
Cash, end of period	$26,024,604	$4,142,272	$26,024,604	$4,142,272

See accompanying notes to interim condensed consolidated financial statements

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization process, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange. The Company's common shares began trading on the TSX and Nasdaq under, trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”) and using the same accounting policies as described in the Company’s December 31, 2020 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in note 3. The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued as at November 9, 2021, the date the Board of Directors approved the interim condensed consolidated financial statements.

(b)	Comparative figures

Certain comparative figures have been updated to reflect immaterial adjustments related to the repayment of long-term debt which occurred in the three and nine months ended September 30, 2020. Additionally, immaterial adjustments related to the amortization of intangible assets as well as the revaluation of the conversion feature have also been reflected for the nine months ended September 30, 2020.

	Three months ended September 30, 2020
	As originally reported	Adjustment	Re-presented
Accretion interest expense	330,047	(12,855)	317,192
Total impact to net and comprehensive loss	330,047	(12,855)	317,192

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

2.	Basis of preparation (continued)

	Nine months ended September 30, 2020
	As originally reported	Adjustment	Re-presented
Accretion interest expense	734,100	147,652	881,752
Depreciation and amortization	3,728,756	(90,541)	3,638,215
Loss on revaluation of conversion feature	474,404	700,741	1,175,145
Total impact to net and comprehensive loss	4,937,260	757,852	5,695,112

(c)	Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”). These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2020 and 2019. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

(d)	Functional currency, presentation currency and foreign currency translation

The functional currency of VIQ Solutions Inc. is the Canadian dollar (“CAD”). The functional currency of the Company’s subsidiaries are as follows; Dataworxs Systems Limited – CAD, VIQ Solutions, Inc. – United States dollar (“USD”), VIQ Australia Pty. Ltd – Australian dollar (“AUD”), Dataworxs Systems Australia Pty. Ltd – AUD, VIQ Solutions PTY Ltd – AUD, Spark & Cannon Pty – AUD, VIQ Services Inc. – USD, Net Transcripts – USD, Transcription Express – USD, HomeTech – USD, VIQ Media Transcriptions – USD, and WordZXpressed – Inc. – USD. All financial information is presented in USD unless otherwise stated.

The exchange rates used were as follows:

USD / CAD exchange rate	Nine Months Ended September 30, 2021	December 31, 2020	Nine Months Ended September 30, 2020
Closing at the reporting date	0.7867	0.7672	0.7482
Average rate for the period	0.7940	0.7480	0.7415

USD / AUD exchange rate	Nine Months Ended September 30, 2021	December 31, 2020	Nine Months Ended September 30, 2020
Closing at the reporting date	0.7211	0.7311	0.7140
Average rate for the period	0.7402	0.6901	0.6764

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly-owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

2.	Basis of preparation (continued)

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(e)	Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the interim condensed consolidated financial statements for the period ended September 30, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future interim condensed consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

3.	Significant accounting policies, estimates and judgements

(i)	Significant accounting policies, estimates and judgements

The preparation of the financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates. Significant estimates and judgments made by the Company include the valuation of acquired intangible assets, the determination of the recoverable amount of goodwill and non-financial assets, amounts recorded as provisions, recognition of deferred tax assets, the provision for long-term service leave and other employee benefits, contingent consideration, stock based compensation, derivative warrant liabilities and the determination of functional currency.

(ii)	Standards and interpretations issued but not yet effective

IAS 1 – Presentation of Financial Statements (“IAS 1”)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the 2020 amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.

The 2020 amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

–	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

3.	Significant accounting policies, estimates and judgements (continued)

–	when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The 2020 amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of this new amendment.

IAS 1 and IFRS Practice Statement 2

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The key amendments include:

–	requiring companies to disclose their material accounting policies rather than their significant accounting policies;

–	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

–	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of this new amendment.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 in February 2021, The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023.The Company is currently assessing the impact of this new amendment.

IAS 12 – income Taxes (“IAS 12”)

On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision

The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:

–	the incremental costs – e.g. direct labour and materials; and
–	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. The Company is currently assessing the impact of this new amendment.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

4.	Acquisitions

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complements the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent.

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ.

During the year ended December 31, 2020, the contingent consideration of WordZ and ASC was adjusted based on the revision of the estimated quarterly revenue target achievements, due to an anticipated improvement in operational performance. During the three and nine months period ended September, 30, 2021, the Company further revised the forecasted quarterly revenue target achievements and reported a gain on contingent consideration of $80,252 and $66,977, respectively (three and nine months period ended September 30, 2020 – $87,071). During the nine months ended September 30, 2021, earnout payments totalling $1,103,617 (September 30, 2020 - $96,106) was made to the previous owners of ASC and WordZ.

As at September 30, 2021, total contingent consideration is $2,212,788 (December 31, 2020 - $3,015,434), of which $1,370,396 (December 31, 2020 - $1,439,906) is recorded as trade and other payables and accrued liabilities, and $842,392 has been recorded as long-term contingent consideration (December 31, 2020 - $1,575,528).

The accounting for the acquisitions is complete as of December 31, 2020.

5.	Trade and other receivables

	September 30, 2021	December 31, 2020
Trade accounts receivable	$3,936,951	$4,233,012
Other receivables (note 6)	1,412,007	366,077
Less: allowance for doubtful accounts (note 19)	(357,455)	(123,338)
	$4,991,503	$4,475,751

As at September 30, 2021, other receivable relates to accruals for government assistance programs of $984,055 (December 31, 2020 - $68,496), work in progress and unbilled receivables of $149,309 (December 31, 2020 - $297,581), and sales tax receivable of $272,111 (December 31, 2020 - $6,761) and other miscellaneous receivables of $6,532 (December 31, 2020 - $nil). See note 6 for additional details on government assistance programs applicable to the Company.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

6.	Government Assistance

Australian Business Wage Subsidies

For the three months and nine months period ended September 30, 2021, the Australian government provided the Company with $176,232 and $208,077, respectively, as part of the Australian Business Wage Subsidies (for the three and nine months period ended September 30, 2020 - $1,069,368 and $2,003,179). For the three and nine months ended September 30, 2021, $38,927 and $70,772, respectively, (three and nine months ended September 30, 2020 - $211,625 and $335,554, respectively) was recognized as a reduction to operating expenses against related salary costs and for the three and nine months period ended $137,305 (three and nine months ended September 30, 2020 - $857,742 and $1,667,624, respectively) as a reduction to cost of sales in the interim condensed consolidated statement of loss and comprehensive loss.

The Company qualified for subsidies for the year ended December 31, 2020, of which $nil is receivable as of September 30, 2021 (December 31, 2020 - $8,019)

U.S. Employee Retention Credit Program

For the three and nine months ended September 30, 2021, the Company determined that it qualified for the U.S. Employee Retention Credit Program and recorded a reduction to its expenses of $586,996 and $1,453,735, respectively (three and nine months ended September 30, 2020 - $nil). For the three and nine months ended September 30, 2021, $387,610 and $917,759, respectively, (three and nine months ended September 30, 2020 - $nil) was recognized as a reduction to operating expenses against related salary costs and $199,386 and $535,976, respectively, (three and nine months ended September 30, 2020 - $nil) as a reduction to cost of sales in the interim condensed consolidated statement of loss and comprehensive loss.

As at September 30, 2021, the interim condensed consolidated statement of financial position included government assistance receivable of $984,055 (December 31, 2020 - $68,496) in trade and other receivables.

7.	Intangible assets and goodwill

Details of the Company’s intangible assets as of September 30, 2021 are listed as follows:

	Balance January 1, 2021	Additions	Foreign exchange	Balance September 30, 2021
Cost
Customer relationships	$11,775,697	$–	$1,025	$11,776,722
Technology	470,000	–	–	470,000
Non-compete	51,031	–	–	51,031
Brand	1,520,899	–	–	1,520,899
Patents	–	15,260	–	15,260
Internally generated intangible assets	7,015,033	1,642,511	7,417	8,664,961
	$20,832,660	$1,657,771	$8,442	$22,498,873
Accumulated amortization
Customer relationships	4,099,565	1,657,341	1,025	5,757,931
Technology	196,499	70,500	–	266,999
Non-compete	19,638	12,757	–	32,395
Brand	133,921	102,813	–	236,734
Patents	–	–	–	–
Internally generated intangible assets	4,264,687	1,438,626	4,531	5,707,844
	8,714,310	3,282,037	5,556	12,001,903
Net book value	$12,118,352			$10,496,970

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

7.	Intangible assets and goodwill (continued)

	Balance January 1, 2021	Foreign exchange	Balance September 30, 2021

VIQ Solutions PTY Ltd.	$650,001	$(41,614)	$608,387
Dataworxs	141,018	360	141,378
Net Transcripts	1,575,511	–	1,575,511
Transcription Express	1,516,904	–	1,516,904
HomeTech	477,860	–	477,860
ASC	2,614,802	–	2,614,802
	$6,976,096	$(41,254)	$6,934,842

8.	Long-term debt

	September 30, 2021	December 31, 2020
Crown Capital Funding Partner LP Note Payable (a)	$11,683,978	$11,398,146

Unsecured Transcription Express 10% promissory note (b)	–	280,531

Unsecured HomeTech interest-free promissory note (b)	489,834	621,725

Unsecured WordZ 5% promissory note (b)	848,495	1,064,303

U.S. Paycheck Protection Program loan (c)	199,721	260,230

Less current portion of long term debt	(1,195,476)	(1,486,136)
	$12,026,552	$12,138,799

(a)	Crown Capital Funding Partner LP Note Payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,800,500 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the period ended September 30, 2020, the Company cancelled previously issued 450,000 common share purchase warrants and reissued new warrants to reflect a price per Share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and the long-term payable is added to the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023. At inception, the loan was recorded at the fair value of $11,031,120. During the three and nine months ended September 30, 2021, the Company recorded interest expense of $309,203 and $923,457, respectively (three and nine months ended September 30, 2020 - $308,358 and $824,171, respectively)

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the three and nine months ended September 30, 2021, there was $86,789 and $259,982 recorded, respectively (three and nine months ended September 30, 2020 - $70,709 and $211,404, respectively) as accretion and other financing expense related to the note payable in the

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Long-term debt (continued)

interim condensed consolidated statements of loss and comprehensive loss.

The Company received a waiver in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. The Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the Fixed Charge Coverage Ratio covenant for the first three quarters of 2022. There are no covenants are applicable as at September 30, 2021.

(b)	Unsecured Promissory Notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ending April 30, 2021.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes.

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

(c)	U.S. Paycheck Protection Program Loan

On April 24, 2020, the Company received a loan for $2,159,000 under the U.S. Small Business Administration Paycheck Protection Program through BMO Harris Ban at an interest rate of 1% maturing in two years. Principal and interest are due beginning seven months from the date of the note. Generally, the loan will be forgiven if utilized for payment of qualifying expenses during the 24-week period that begins at the origination date of the loan. As at September 30, 2021, the Company received forgiveness notification from the government and determined that it qualified for forgiveness criteria associated with the loan in the amount of $1,959,279 which was recorded as a reduction on cost of sales and selling and administrative expenses for the period ending September 30, 2020, with a balance of $199,721 (December 31, 2020 - $260,230) that was unutilized and reported as a note payable.

(d)	Convertible Notes

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into Shares at a conversion price of CAD$2.18 per Share (the “Conversion Option”). During the year ended, December 31, 2020, the Company issued 6,785,651 common shares to settle its outstanding Notes. Noteholders holding all of the outstanding Notes exercised the conversion option during the year ended December 31, 2020.

As a result, for the three and nine months ended September 30, 2021, the Company recognized $nil and $nil, respectively, of interest expense (gain for the three months ended September 30, 2020 - $10,975 and a loss for the nine months ended September 30, 2020 - $3,440,608) reflecting interest charges from the convertible notes and accretion expense of $nil (three months ended September 30, 2020 - $10,116 and nine months ended September 30, 2020 - $77,781). For the three and nine months ended September 30, 2021, the Company recognized a loss of $nil and $nil, respectively on the revaluation of the conversion feature

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Long-term debt (continued)

liability (three months ended September 30, 2020 2020 – gain of $16,407 and nine months ended September 30, 2020 – loss of $1,175,145).

As a result of the exercise of the Conversion Option during the year ended December 31, 2020, during the nine months period ended September 30, 2021, the Company issued $nil common shares (2020 – 6,395,648) to settle its outstanding Notes having $nil amount of aggregate principal (2020 - $7,189,627) and total interest payable of $nil (2020 - $4,041,571) for a total amount of $nil (2020 - $11,231,198).

9.	Derivative warrant liabilities

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitle sholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants will be exercisable beginning on the date that is six months following the September 15, 2021 issuance date and will expire five years from the issuance date.

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria i.e. issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price the Warrants issued pursuant to the Offering is denominated in USD currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and is deemed to be variable.

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss at each period-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised, or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on the contractual term. The following are assumptions used by the Company to fair value at initial recognition and:

	Three and Nine months ended September 30th, 2021
	Derivative warrant liabilities
	September 30, 2021 Period-End	September 15, 2021 Initial Recognition
Fair value (CAD)	$1.47	$1.93
Share price (CAD)	$3.72	$4.43
Exercise price (CAD)	$6.36	$6.33
Expected volatility	62.43%	62.06%
Option life (years)	4.96	5.0
Expected dividends	0%	0%

For the three and nine months ended September 30, 2021, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $763,499 (three and nine months ended September 30, 2020 - $nil).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.	Derivative warrant liabilities (continued)

For the three and nine months ended September 30, 2021, there were 2,117,647 and nil Warrants outstanding and exercised, respectively (three and nine months ending September 30, 2020 – nil and nil, respectively).

10.	Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

No equity incentive securities have been granted under the Legacy Plans for the three and nine months period ended September 30, 2021 (December 31, 2020 – 396,000 stock options granted).

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at September 30, 2021, common shares of the Company were reserved as follows:

	Exercise Price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.10 – $4.20	January 2021 – December 2021	25,833
	$4.40 – $6.40	January 2022 – December 2022	97,000
	$2.84 - $6.00	January 2023 – December 2023	141,250
	$2.10 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000
			907,100
Options – Omnibus Equity Incentive Plan	$8.84	January 2031 – June 2031	721,500
	$8.93	January 2031 – June 2031	68,586
			790,086
Deferred share units – Legacy Plan	$1.20	N/A	66,667
Restricted share units – Omnibus Equity Incentive plan	N/A	January 2031 – June 2031	176,699

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Capital stock (continued)

Warrants

During the three and nine months ended September 30, 2021, there were nil and 1,123,878 of warrants exercised, respectively (three and nine months ended September 30, 2020 – nil and 1,154,759, respectively) for proceeds of $nil and $2,092,276, respectively (three months ended September 30, 2020 –$nil and nine months ended September 30, 2020 – $1,941,430). During the period ended September 30, 2021, there were no warrants issued under the Legacy plans (three and nine months ended September 30, 2020 – nil) other than those classified as derivative warrant liabilities (Note 9).

As at September 30, 2021, there were no warrants outstanding other than those classified as derivative warrant liabilities (December 31, 2020 – 1,123,878).

Stock Option Plan

The Company had an incentive stock option plan for its directors, officers, employees, and contractors as part of its Legacy Plans. The Company's stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the three and nine months ended September 30, 2021, certain stock option granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested Options
•	receive cash payment, net of withholding taxes, equal to vested Options multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company has recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability which is remeasured at each reporting period. The Company on June 11, 2021 initially recorded a share-based payment liability of $141,186 related to the Options that are deemed to be cash-settled share-based payments.

As at September 30, 2021, 775,100 options were vested related to the legacy plan (December 31, 2020 – 770,283) with a weighted average exercise price of CAD $3.19 per share (December 31, 2020 – CAD $2.84).

As at September 30, 2021, 46,500 options were vested related to the Omnibus Equity Incentive plan (December 31, 2020 – nil) with a weighted average exercise price of CAD $8.84 per share (December 31, 2020 –$nil).

During the three and nine months ended September 30, 2021, there were nil and 790,086 stock options granted to directors, officers, employees, and contractors (three and nine months ended September 30, 2020 – nil and 396,000). The Company utilized the Black-Scholes option pricing model to initially fair value the stock options granted and included the following assumptions:

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Capital stock (continued)

	Three and Nine months ended September 30th, 2021	Three and Nine months ended September 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$7.29	$1.80
Share price (CAD)	$8.93	$3.20
Exercise price (CAD)	$8.84 - $8.93	$3.20
Expected volatility	81.60%	73.41%
Option life (years)	10.0	5.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	1.38%	0.42%

As a result of measuring the Options classified as cash-settled share based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $501,974 for the three and nine months ended September 30, 2021 (three and nine months period ended September 30, 2020 - $nil). The significant inputs used in the Black-Scholes option pricing model were as follows:

	Three and Nine months ended September 30th, 2021	Three and Nine months ended September 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.70	N/A
Share price (CAD)	$3.72	N/A
Exercise price (CAD)	$8.84 - $8.93	N/A
Expected volatility	83.02%	N/A
Option life (years)	9.7	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.51%	N/A

During the three and nine months ended September 30, 2021, 25,000 and 203,333 options were exercised, respectively (three and nine months ended September 30, 2020 – 10,000 and 92,500, respectively) for proceeds of CAD$55,000 and CAD$312,833, respectively (three and nine months ended September 30, 2020 – CAD $14,500 and CAD $113,500, respectively). There were no stock options forfeited during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 – nil). There were 7,500 stock options that were expired during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 – nil)).

The following information applies to stock options outstanding and exercisable per the legacy plan as at September 30, 2021, along with their respective exercise prices and related weighted averaged remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.10 – $4.20	25,833	0.2 years	$4.14	25,833	$4.14
$4.40 – $6.40	97,000	0.9 years	$4.92	97,000	$4.92
$2.84 - $6.00	141,250	2.3 years	$3.28	141,250	$3.28
$2.20 - $3.10	247,017	3.0 years	$2.44	247,017	$2.44
$3.13	396,000	3.8 years	$3.13	264,000	$3.13
	907,100	2.8 years	$3.18	775,100	$3.19

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Capital stock (continued)

The following information applies to stock options outstanding and exercisable per the Omnibus Equity Incentive plan as at September 30, 2021, along with their respective exercise prices and related weighted averaged remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$8.84 – $8.93	790,086	9.7 years	$8.85	46,500	$8.84
	790,086	9.7 years	$8.85	46,500	$8.84

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units (“DSUs”) Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at September 30, 2021 were 2,987,862 (December 31, 2020 – 2,359,143) of which 1,697,186 were outstanding stock options, 66,667 were outstanding DSUs, and 176,699 were outstanding RSUs for a total of 1,940,552 (December 31, 2020 – 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 – nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Restricted Share Units Plan. RSUs have a term not exceeding ten years when granted, can be fully vested or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the three and nine months ended September 30, 2021, certain RSU granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs
•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash-settled share based-payment and recorded a share-based payment liability. During the three and nine months ended September 30, 2021, nil and 998,378 RSUs were granted, 842,861 RSUs were vested and 821,679 RSUs were exercised (December 31, 2020 – nil, nil and nil, respectively). As at September 30, 2021, the Company initially recorded a share based payment liability of $36,219 related to the RSUs that are deemed to be cash-settled share-based payments.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Capital stock (continued)

The Company utilized the Black-Scholes option pricing model to initially fair value the RSUs granted and included the following assumptions:

	Three and Nine months ended September 30th, 2021	Three and Nine months ended September 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$8.93	N/A
Share price (CAD)	$8.93	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	81.58%	N/A
Option life (years)	10.0	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.38%	N/A

As a result of measuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $119,012 for the three and nine months ended September 30, 2021 (three and nine months period ended September 30, 2020 – $nil). The significant inputs used in the Black-Scholes option pricing model were as follows:

	Three and Nine months ended September 30th, 2021	Three and Nine months ended September 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$3.72	N/A
Share price (CAD)	$3.72	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	83.02%	N/A
Option life (years)	9.7	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.51%	N/A

Share Appreciation Rights Plan

In 2015, the Company established a Share Appreciation Rights (“SARs”) plan for its Service Providers (as defined in VIQ’s SARs plan). The Company's SARs plan provides incentive compensation, based on the appreciation in the value of the Company’s shares, to the service providers, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. During the year ended December 31, 2018, the Company amended the outstanding SARs to extend the expiry of the SARs from December 31, 2018 to July 15, 2020, the date the SARs plan will expire. The aggregate number of units in respect of which SARs have been granted and not yet exercised, shall not at any time exceed 10% of the aggregate number of shares that are then issued and outstanding. The SARs units, which have a term not exceeding five years when granted and vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

At any time on or after the date when the trading price of one share is equal to or exceeds four times the fair value of one SARs unit at the grant date, the Company shall be entitled to require the disposition of the vested SARs units by the grantee to the Company, by the Company paying the bonus in cash to the grantee.

The value of each SARs unit when issued is based on the market price of the Company's stock on the date of grant.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

10.	Capital stock (continued)

As at September 30, 2021, previously exercised SARs had a remaining share appreciation rights plan obligation balance of $nil (December 31, 2020 - $126,503).

11.	Stock-based compensation

The total compensation expense relating to the value assigned to the stock options and RSUs granted to directors, officers, employees and contractors for the three and nine months ended September 30, 2021 was $859,119 and $7,632,906, respectively (three and nine months ended September 30, 2020 - $106,536 and $637,514, respectively) which was included in the stock-based compensation expense with a corresponding charge for the three and nine months period ended September 30, 2021 to contributed surplus of $33,014 and $6,636,358, respectively, and share based payment liability of $826,105 and $996,548, respectively. The share-based payment liability was offset by the gain recorded of $620,986 for the three and nine months ended September 30, 2021 (see Note 10).

12.	Net loss per share

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Numerator for basic and diluted net loss per share:
Net loss for the period	$(3,859,505)	$(333,007)	$(16,024,956)	$(8,045,618)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	26,359,517	18,494,247	25,292,160	17,321,476
Effect of potential dilutive securities	–	–	–	–
Adjusted denominator for diluted net loss per share	26,359,517	18,494,247	25,292,160	17,321,476

Basic net loss per share	$(0.15)	$(0.02)	$(0.63)	$(0.46)
Diluted net loss per share	$(0.15)	$(0.02)	$(0.63)	$(0.46)

For the three and nine months ended September 30, 2021, 2,085,146 and 4,058,198, respectively, of potentially dilutive common shares (three and nine months ended September 30, 2020 – 1,501,381 and 2,698,421, respectively) issuable upon the exercise of the conversion option related to convertible debt, warrants, deferred share units, and options were not included in the computation of loss per share because their effect was anti-dilutive.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.	Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Trade and other receivables	$741,540	$(181,019)	$(542,722)	$(755,498)
Inventories	12,382	$-	(13,367)	10,231
Prepaid expenses	(1,275,388)	$(33,152)	(1,639,853)	(87,551)
Trade and other payables	2,867,402	$(1,207,732)	1,363,259	638,502
Contract liabilities and taxes	1,725	$(279,475)	(317,723)	(320,392)
Total	$2,347,661	$(1,701,378)	$(1,150,406)	$(514,708)

Other supplemental cash flow information as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Cash received for interest	$2,226	$286	$10,520	$688
Cash paid for interest	325,554	366,557	977,159	814,618
Taxes paid	113,853	-	113,853	-

14.	Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on its proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly review our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

14.	Segmented financial information (continued)

Financial information by reportable business segment is as follows:

	Three months ended September 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$788,448	$6,297,909	$-	$7,086,357
Gross profit	775,172	2,866,926	–	3,642,098
Selling and administrative expenses	1,295,611	2,130,553	3,090,285	6,516,449
Stock-based compensation	–	–	859,119	859,119
Research and development expenses	317,546	–	–	317,546
Depreciation and amortization	474,100	560,851	–	1,034,951
Foreign exchange (gain) loss	(457,146)	11,168	–	(445,978)
Interest, accretion and other financing expense	5,972	294	559,641	565,907
Gain on contingent consideration	–	(80,252)	–	(80,252)
Gain on revaluation of options	–	–	(501,974)	(501,974)
Gain on revaluation of RSUs	–	–	(119,012)	(119,012)
Gain on revaluation of the derivative warrant liability	–	–	(763,499)	(763,499)
Restructuring costs	35,072	–	–	35,072
Business acquisition costs	–	–	183,324	183,324
Other income	(1,387)	(839)	–	(2,226)
Current income tax recovery	–	(42,562)	–	(42,562)
Deferred income tax recovery	–	(55,262)	–	(55,262)
Segment income (loss)	(894,596)	342,975	(3,307,884)	(3,859,505)

	Three months ended September 30, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$712,015	$7,460,785	$-	$8,172,800
Gross profit	548,419	4,355,702	–	4,904,121
Selling and administrative expenses	665,656	862,525	1,165,637	2,693,818
Stock-based compensation	–	–	106,536	106,536
Research and development expenses	324,174	–	–	324,174
Depreciation and amortization	756,425	604,110	–	1,360,535
Foreign exchange loss	37,427	(15,718)	–	21,709
Interest, accretion and other financing expense	7,151	–	681,740	688,891
Gain on revaluation of conversion feature liability		–	(16,407)	(16,407)
Gain on contingent consideration	–	(87,071)		(87,071)
Other income	–	(286)	(297)	(583)
Current income tax expense	–	228,418	–	228,418
Deferred income tax recovery	–	(82,892)	–	(82,892)
Segment income (loss)	$(1,242,414)	$2,846,616	$(1,937,209)	$(333,007)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

14.	Segmented financial information (continued)

	Nine Months ended September 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$3,375,891	$20,156,500	$–	$23,532,391
Gross profit	3,215,267	8,425,745	–	11,641,012
Selling and administrative expenses	5,008,334	4,617,294	4,382,977	14,008,605
Stock-based compensation	–	–	7,632,906	7,632,906
Research and development expenses	817,219	–	–	817,219
Depreciation and amortization	1,534,839	1,936,590	–	3,471,429
Foreign exchange loss	(89,167)	11,915	–	(77,252)
Interest, accretion and other financing expense	18,863	2,222	1,731,496	1,752,581
Gain on contingent consideration	–	(66,977)		(66,977)
Gain on revaluation of options	–	–	(501,974)	(501,974)
Gain on revaluation of RSUs	–	–	(119,012)	(119,012)
Gain on revaluation of the derivative warrant liability	–	–	(763,499)	(763,499)
Restructuring costs	275,416	119,908	–	395,324
Business acquisition costs	–	–	183,324	183,324
Other income	(9,436)	(1,084)	–	(10,520)
Current income tax recovery	–	(41,204)	–	(41,204)
Deferred income tax expense	–	985,018	–	985,018
Segment income (loss)	(4,340,801)	862,063	(12,546,218)	(16,024,956)

Consolidated balance sheet
Total segment assets	$30,882,062	$20,409,718	$-	$51,291,780
Total segment current liabilities	3,777,162	8,493,778	–	12,270,940
Total segment non-current liabilities	–	1,867,789	11,683,979	13,551,768

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

14.	Segmented financial information (continued)

	Nine Months ended September 30, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$2,259,108	$21,714,911	$-	$23,974,019
Gross profit	1,600,704	11,583,588	–	13,184,292
Selling and administrative expenses	2,583,869	3,107,261	2,470,454	8,161,584
Stock-based compensation	–	–	637,514	637,514
Research and development expenses	786,032	–	–	786,032
Depreciation and amortization	1,625,719	2,012,496	–	3,638,215
Foreign exchange loss	(245,480)	(39,711)	–	(285,191)
Interest, accretion and other financing expense	21,197	–	5,303,225	5,324,422
Loss on revaluation of conversion feature liability	–	–	1,175,145	1,175,145
Loss on repayment of long-term debt	–	–	1,290,147	1,290,147
Gain on contingent consideration	–	(87,071)		(87,071)
Other income	–	(688)	–	(688)
Current income tax expense	–	672,693		672,693
Deferred income tax recovery	–	(82,892)	–	(82,892)
Segment income (loss)	$(3,170,633)	$6,001,500	$(10,876,485)	$(8,045,618)

Consolidated balance sheet
Total segment assets	$8,284,665	$25,762,829	$-	$34,047,494
Total segment current liabilities	1,908,247	9,257,724	448,612	11,614,583
Total segment non-current liabilities	–	14,414,151	158,416	14,572,567

Property and equipment are located in the following countries:

	September 30, 2021	December 31, 2020
Canada	$120,771	$120,511
Australia	53,103	95,324
United Stated	7,634
	$181,508	$215,835

15.	Revenue

The Company generates revenue primarily from the delivery of technology transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 14).

Primary geographical markets	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
United States	$4,807,873	$5,795,047	$14,489,821	$17,171,458
Australia	2,040,134	2,187,832	6,992,012	6,222,403
United Kingdom	169,241	66,172	1,376,115	298,692
Canada	5,964	87,717	113,831	184,302
Other	63,145	36,032	560,612	97,164
Total	$7,086,357	$8,172,800	$23,532,391	$23,974,019

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

15.	Revenue (continued)

Major products / service lines	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Technology services	$6,294,555	$7,401,023	$19,822,115	$21,380,231
Software licenses	82,052	162,722	1,344,808	793,382
Support and maintenance	394,352	372,343	1,395,008	1,088,646
SaaS	82,590	11,578	161,282	32,216
Professional services	109,315	72,521	406,334	123,498
Hardware	130,567	147,505	366,743	532,930
Other	(7,074)	5,108	36,101	23,116
Total	$7,086,357	$8,172,800	$23,532,391	$23,974,019

The Company had one customer who contributed greater than 10 percent of consolidated total revenues during the period ended September 30, 2021 (2020 – one customer). During the period ended September 30, 2021, this customer comprised 11.7 percent of consolidated revenue (2020 – two customers, 11.3 percent and 11 percent).

16.	Expenses by nature

Expenses incurred by nature are as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Employee and contractor expenses (note 17)	$6,706,697	$5,123,986	$26,040,593	$16,469,451
Inventory, materials and other cost of sales	188,445	171,047	963,747	669,834
Depreciation and amortization	1,034,951	1,360,535	3,471,429	3,638,215
Facilities	124,758	73,944	316,623	233,731
Professional and consulting fees	2,404,312	437,866	3,440,641	1,024,209
Investor relations and other shareholder expenses	266,952	74,126	649,291	215,843
Bad debt	239,970	7,148	345,183	7,148
Marketing and advertising/promotion expenses	120,545	69,041	199,399	151,813
Software license and IT expenses	382,462	286,186	1,089,190	920,173
Telephone and internet	60,131	57,529	198,129	225,262
Travel	45,259	(7,314)	101,179	84,350
Insurance	219,033	39,009	295,943	74,618
Office, administrative, and other operating expenses	378,809	60,639	710,191	298,426
Foreign exchange (gain) loss	(445,978)	21,709	(77,252)	(285,191)
Total	$11,726,346	$7,775,451	$37,744,286	$23,727,882

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

17.	Employee benefit expense

Expenditures for employee benefits are as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Salaries and wages and employee benefits	$1,798,584	$2,151,082	$6,730,625	$7,661,895
Contract labour	3,633,219	2,677,218	11,032,574	7,457,643
Stock-based compensation	859,119	93,785	7,632,906	637,514
Other staff expense	415,775	201,901	644,488	712,399
Total	$6,706,697	$5,123,986	$26,040,593	$16,469,451

18.	Lease obligations

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2021 and 2020:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2020	2021	2020
Lease liabilities, beginning of period	$267,500	$597,177	$354,199	$689,644
Additions	-	-	-	12,199
Acquired leases through acquisition	-	-	-	44,725
Interest on lease liabilities	6,266	16,386	21,085	44,181
Interest payments on lease liabilities	(6,266)	(16,386)	(21,085)	(44,181)
Principal payments of lease liabilities	(20,428)	(68,620)	(126,383)	(263,221)
Adjustments	-	(65,010)	-	(5,207)
Foreign exchange difference	(995)	10,252	18,261	(4,341)
Lease obligations, end of period	$246,077	$473,799	$246,077	$473,799
Less: current portion of lease obligations	(48,403)	(233,666)	(48,403)	(233,666)
Long-term lease obligations	$197,674	$240,133	$197,674	$240,133

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2021	$30,339
2022	112,693
2023	96,920
2024	72,949
2025	62,871
$375,772

19.	Risk management for financial instruments

Fair values

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables, and share appreciation rights plan obligations approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market rates.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

19.	Risk management for financial instruments (continued)

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights and the conversion feature derivative liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) As at September 30, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2021 and has the ability to fund any operating losses that may occur in the upcoming periods.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk.

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses, as soon as the account is determined not to be fully collectible. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	September 30, 2021	December 31, 2020
United States	60%	65%
United Kingdom	18%	16%
Australia	14%	17%
Rest of world	8%	2%
	100%	100%

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

19.	Risk management for financial instruments (continued)

The activity of the allowance for doubtful accounts provision is as follows:

	September 30, 2021	December 31, 2020

Beginning of period	$123,338	$902,215
Add: provision for allowance for doubtful accounts	324,188	18,116
Less: write-offs	(94,080)	(815,817)
Foreign exchange adjustments	4,009	18,824
Expected credit loss – end of period	$357,455	$123,338

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of September 30, 2021, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $19,000 (2020 – $18,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $90,000 (2020 – $20,000) as at September 30, 2021.

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $5,000 (2020 – $nil) as at September 30, 2021.

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange gain from operations of $445,978 and $77,252 for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 – foreign exchange loss of $21,709 and foreign exchange gain of $285,191 respectively).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

19.	Risk management for financial instruments (continued)

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

20.	Subsequent events

On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of The Transcription Agency (“TTA”). The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the next six months after transaction close.  TTA is a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The acquisition positions VIQ to provide localized services to government agencies and will provide synergies with VIQ’s existing business. VIQ funded the acquisition by utilizing cash on hand. The assessment of the purchase price and the accounting for this acquisition has not yet been finalized and certain IFRS 3 disclosures have not been included due to the timing of the acquisition.

On October 12, 2021, the Company entered into a definitive purchase agreement to acquire the assets of Auscript Australasia Pty Ltd (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. The Company will acquire Auscript for a total purchase price of approximately $7.65 million. The proposed acquisition is expected to close in the fourth quarter of 2021, subject to the satisfaction of regulatory approvals and other customary closing conditions.

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